Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.


02002669

3 December 2001

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Maria Singleterry
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

Enclosures

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

23 November 2001

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Lattice Group plc today received notification that Barclays plc, through its subsidiary Barclays Bank plc, had as at 20 November 2001 a notifiable interest of 3.66% of the current issued ordinary share capital of Lattice Group plc as follows:

Registered Holder	Holding
Unknown	25,580
Barclays Capital Nominees Limited	52,420,382
Bank of Ireland Nominees Limited	176,708
Bank of Ireland Nominees Limited	702,249
Dematerialised	680
Chase Nominees Limited	1,229,992
Chase Nominees Limited	198,280
Chase Nominees Limited	2,999,053
Chase Nominees Limited	368,236
Chase Nominees Limited	680,569
Chase Nominees Limited	32,951,873
Chase Nominees Limited	8,024,437
Chase Nominees Limited	1,770,513
DEM69	16,054
Barclays Bank Trust Co Ltd & third party nominee	1,020
Barclays Bank Trust Co Ltd as executor	17,415
Unknown	875
Barclays Bank Trust Co Ltd – IMA	5,050
Chase Manhattan Bank London	15,801,318
Twenty Nine Gracechurch Street Nominees Limited a/c 5782A	8,890,843
Barclays Bank Trust Company Ltd	954
Unknown	1,709,927
Unknown	57,899
Unknown	110,155
Unknown	13,736
Unknown	35,619
Unknown	58,574
Nutraco Nominees Limited	1,128,653
Total	**129,396,644**

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

Notification of Cessation of Major Interest in shares

On 22 November 2001, Lattice Group plc received notification from HSBC Investment Bank plc that it no longer has a notifiable interest in the ordinary share capital of Lattice Group plc.

HSBC Investment Bank Holdings plc as HSBC Investment Bank plc's parent and HSBC Holdings plc the ultimate parent company are also no longer interested in the above mentioned shares.

23 November 2001

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

Notification of Cessation of Major Interest in Shares

On 26 November 2001, Lattice Group plc received notification from CGNU plc that it no longer has a notifiable interest in the ordinary share capital of Lattice Group plc.

26 November 2001

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

Notification of Cessation of Major Interest in Shares

On 27 November 2001, Lattice Group plc received notification from Barclays PLC that its subsidiary Barclays Bank PLC no longer has a notifiable interest in the ordinary share capital of Lattice Group plc.

27 November 2001

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

NOTIFICATION OF DIRECTOR'S INTERESTS IN SHARES

The Company has been notified that Mr George Rose, Non-Executive Director, purchased 13,400 Lattice Group plc ordinary shares of 10p each at £1.4925 per share today, 30 November 2001.

Mr Rose has a beneficial holding of 13,400 Lattice Group ordinary shares following the transaction.

30 November 2001